Term sheet
*To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 46-I dated October 12, 2006*

**Term Sheet No. 4 to
Product Supplement No. 46-I
Registration Statement No. 333-130051
Dated July 2, 2007 ; Rule 433**



Structured Investments	JPMorgan Chase & Co. $ **Return Enhanced Notes Linked to the Performance of the Russell 2000® Index Relative to the Performance of the S&P 500® Index due September 23, 2008**

General

- The notes are designed for investors who seek a return of four times the appreciation of the Russell 2000® Index up to a maximum total return on the notes at maturity of 17.50%[*] or 26.00%[*], depending on whether the Russell 2000® Index outperforms the S&P 500® Index. Investors should be willing to forgo interest and dividend payments and, if the Russell 2000® Index declines, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 23, 2008[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about July 19, 2007 and are expected to settle on or about July 23, 2007.

Key Terms

Underlying Indices:	The Russell 2000® Index and the S&P 500® Index (each an "Index," and together, the "Indices").
Upside Leverage Factor:	4
Payment at Maturity:	If the Russell 2000® Index Ending Level is greater than the Russell 2000® Index Initial Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Russell 2000® Index Return multiplied by four, subject to the applicable Maximum Total Return[*] on the notes. Accordingly, if the Russell 2000® Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the applicable Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Russell 2000}^{\circledR} \text{ Index Return} \times 4)]$$

* The actual Maximum Total Return on the note will be set on the pricing date and will not be less than 17.50% if the Relative Index Performance is positive or equal to zero, or less than 26.00% if the Relative Index Performance is negative.

Your investment will be fully exposed to any decline in the Index. If the Russell 2000® Index Ending Level declines from the Russell 2000® Index Initial Level, you will lose 1% of the principal amount of your notes for every 1% that the Russell 2000® Index declines beyond the Russell 2000® Index Initial Level. Accordingly, if the Russell 2000® Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Russell 2000}^{\circledR} \text{ Index Return})$$

You will lose some or all of your investment at maturity if the Russell 2000® Index Ending Level declines from the Russell 2000® Index Initial Level.

Maximum Total Return:	The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than (a) 17.50%* if the Relative Index Performance is positive or equal to zero and (b) 26.00%* if the Relative Index Performance is negative. For example, if the Russell 2000® Index Return is more than 4.375%, and the Relative Index Performance is positive or equal to zero, you will receive the Maximum Total Return on the notes of 17.50%*, which entitles you to a maximum payment at maturity of $1,175 for every $1,000 principal amount note that you hold. As another example, if the Russell 2000® Index Return is more than 6.50%, and the Relative Index Performance is negative, you will receive the Maximum Total Return on the notes of 26.00%*, which entitles you to a maximum payment at maturity of $1,260 for every $1,000 principal amount note that you hold.
Index Return:	For each Index: $\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The respective Index's closing level on the pricing date.
Ending Index Level:	The respective Index's closing level on the Observation Date.
Relative Index Performance:	Russell 2000® Index Return – S&P 500® Index Return
Observation Date:	September 18, 2008[†]
Maturity Date:	September 23, 2008[†]
CUSIP:	48123JK32

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 46-I.

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 46-I and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 46-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $19.00 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $10.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $19.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $22.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-26 of the accompanying product supplement no. 46-I.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. If the notes priced today, the aggregate amount of these fees would be expected to be $19.00 per $1,000 principal amount note. The actual amount of these fees may be more or less than $19.00 per $1,000 principal amount note and will depend on market conditions on the pricing date. In no event will the total amount of these fees exceed $22.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 46-I dated October 12, 2006. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 46-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 46-I dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003116/e25277_424b2.pdf
- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information About the Russell 2000® Index

U.S.-incorporated companies are eligible for inclusion in the Russell 3000® Index and, consequently, the Russell 2000® Index. Beginning May 31, 2007, companies incorporated in the following countries/regions are also reviewed for eligibility: the Bahamas, Belize, Bermuda, the British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles and Panama. However, not all companies incorporated in these regions are eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index. Companies incorporated in these regions are specifically considered eligible for the Russell 2000® Index if the company meets one of the following criteria: (i) the headquarters is in the U.S. or (ii) the headquarters is also in the designated region/country, and the primary exchange for local shares is in the United States. ADRs are not eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Russell 2000® Index Return by four, up to the Maximum Total Return on the notes of 17.50%, or $1,175 for every $1,000 principal amount note, if the Russell 2000® Index Return is greater than or equal to the S&P 500® Index Return and of 26.00%, or $1,260 for every $1,000 principal amount note, if the Russell 2000® Index Return is less than the S&P 500® Index Return. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than (a) 17.50% if the Relative Index Performance is positive or equal to zero or (b) 26.00% if the Relative Index Performance is negative.
- **DIVERSIFICATION OF THE RUSSELL 2000® INDEX** — The return on the notes is primarily linked to the performance of the Russell 2000® Index. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. See "The Russell 2000® Index" in the accompanying product supplement no. 46-I.
- **POTENTIAL DIVERSIFICATION OF THE S&P 500® INDEX** — The Maximum Total Return on the notes is affected by the performance of the S&P 500® Index relative to the performance of the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 46-I.
- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 46-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 46-I dated October 12, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is primarily linked to the performance of the Russell 2000® Index and will depend on whether, and the extent to which, the Russell 2000® Index Return is positive or negative. Your investment will be fully exposed to any decline in the Russell 2000® Index Ending Level as compared to the Russell 2000® Index Initial Level.
- **THE NOTES DO NOT REPRESENT AN INVESTMENT IN A BASKET OF INDICES** — Your Return on the notes will be determined primarily by the performance of the Russell 2000® Index, and you will lose some or all of your investment if the Russell 2000® Index Ending Level declines from the Russell 2000® Index Initial Level. The benefit to you of any Relative Index Performance between the Russell 2000® Index and the S&P 500® Index, as reflected in the Maximum Total Return, will be offset or negated entirely by declines in the Russell 2000® Index Ending Level as compared to the Russell 2000® Index Initial Level.
- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Russell 2000® Index Ending Level is greater than the Russell 2000® Index Initial Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Russell 2000® Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than (a) 17.50% if the Relative Index Performance is positive or equal to zero or (b) 26.00% if the Relative Index Performance is negative.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Russell 2000® Index or the S&P 500® Index would have.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Russell 2000® Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - The level of the S&P 500® Index, as compared to the Initial Level of the S&P 500® Index, in that the relative performance of the S&P 500® Index as compared to the Russell 2000® Index may affect the Maximum Total Return of the notes;
  - the expected volatility of the Indices;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Indices;
  - interest and yield rates in the market generally as well as in the markets of the securities composing the Indices;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Indices?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Russell 2000® Index Initial Level of 830. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Russell 2000® Ending Index Level	Russell 2000® Index Return	Total Return if Relative Index Perfomance is positive or equal to zero*	Total Return if Relative Index Perfomance is negative or equal to zero*
1494.00	80.00%	17.50%	26.00%
1328.00	60.00%	17.50%	26.00%
1245.00	50.00%	17.50%	26.00%
1162.00	40.00%	17.50%	26.00%
1079.00	30.00%	17.50%	26.00%
996.00	20.00%	17.50%	26.00%
913.00	10.00%	17.50%	26.00%
875.65	**5.50%**	**17.50%**	**26.00%**
871.50	5.00%	17.50%	20.00%
863.20	**4.00%**	**17.50%**	**17.50%**
846.60	2.00%	8.00%	8.00%
830.00	**0.00%**	**0.00%**	**0.00%**
747.00	-10.00%	-10.00%	-10.00%
664.00	-20.00%	-20.00%	-20.00%
581.00	-30.00%	-30.00%	-30.00%
498.00	-40.00%	-40.00%	-40.00%
415.00	-50.00%	-50.00%	-50.00%
332.00	-60.00%	-60.00%	-60.00%
249.00	-70.00%	-70.00%	-70.00%
166.00	-80.00%	-80.00%	-80.00%
83.00	-90.00%	-90.00%	-90.00%
0.00	-100.00%	-100.00%	-100.00%

* For purposes of these hypothetical returns, the Maximum Total Return is 17.50% if the Russell 2000® Index Return is **greater than or equal to** the S&P 500® Index Return. Conversely, the Maximum Total Return is 26% if the Russell 2000® Index Return is **less than** the S&P 500® Index Return.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Russell 2000® Index increases from the Initial Index Level of 830 to an Ending Level of 846.60 and the Relative Index Performance is positive. Because the Relative Index Performance is positive, the hypothetical Maximum Total Return is 17.50%. Because the Russell 2000® Index Ending Level of 846.60 is greater than the Russell 2000® Index Initial Level of 830 and the Russell 2000® Index Return of 2.0% multiplied by 4 does not exceed the hypothetical Maximum Total Return of 17.50%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note calculated as follows:

$$\$1,000 + [\$1,000 \times (2.0\% \times 4)] = \$1,080$$

Example 2: The level of the Russell 2000® Index increases from the Initial Index Level of 830 to an Ending Level of 913 and the Relative Index Performance is positive. Because the Relative Index Performance is positive, the hypothetical Maximum Total Return is 17.50%. Because the Russell 2000® Index Ending Level of 913 is greater than the Russell 2000® Index Initial Level of 830 and the Russell 2000® Index Return of 10.0% multiplied by 4 exceeds the hypothetical Maximum Total Return of 17.50%, the investor receives a payment at maturity of $1,175 per $1,000 principal amount note.

Example 3: The level of the Russell 2000® Index increases from the Initial Level of 830 to an Ending Level of 913 and the Relative Index Performance is negative. Because the Relative Index Performance is negative, the hypothetical Maximum Total Return is 26.00%. Because the Russell 2000® Index Ending Level of 913 is greater than the Russell 2000® Index Initial Level of 830 and the Russell 2000® Index Return of 10.0% multiplied by 4 exceeds the hypothetical Maximum Total Return of 26.00%, the investor receives a payment at maturity, based on the Maximum Total Return, of $1,260 per $1,000 principal amount note.

Example 4: The level of the Russell 2000® Index increases from the Initial Level of 830 to an Ending Level of 871.50 and the Relative Index Performance is negative. Because the Relative Index Performance is negative, the hypothetical Maximum Total Return is 26.00%. Because the Russell 2000® Index Ending Level of 871.50 is greater than the Russell 2000® Index Initial Level of 830 and the Russell 2000® Index Return of 5.0% multiplied by 4 does not exceed the hypothetical Maximum Total Return of 26.00%, the investor receives a payment at maturity, based on the Maximum Total Return, of $1,200 per $1,000 principal amount note.

$$\$1,000 + [\$1,000 \times (5.0\% \times 4)] = \$1,200$$

Example 5: The level of the Russell 2000® Index decreases from the Initial Level of 830 to an Ending Index Level of 664. Because the Russell 2000® Index Ending Level of 664 is less than the Russell 2000® Index Initial Level of 830, the Russell 2000® Index Return is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount note calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Historical Information

The following graph sets forth the historical performance of the Russell 2000® Index and the S&P 500® Index based on the weekly closing levels for the Indices from January 4, 2002 through June 29, 2007. The Index closing level for the Russell 2000® Index on June 29, 2007 was 833.70. The Index closing level for the S&P 500® Index on June 29, 2007 was 1503.35. We obtained the closing levels for the Indices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing levels for the Indices on the Observation Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.



